FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

November 22, 2006

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street

Moscow 109147

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

PRESS RELEASE

OFFICIAL STATEMENT ON BITEL

MOSCOW, RUSSIAN FEDERATION — NOVEMBER 22, 2006 — MOBILE TELESYSTEMS OJSC (“MTS” - NYSE: MBT), THE LARGEST MOBILE PHONE OPERATOR IN RUSSIA AND THE CIS, ANNOUNCES THAT IN LIGHT OF NUMEROUS REQUESTS FROM THE MEDIA REGARDING THE PRESS RELEASE ISSUED ON BEHALF OF BITEL, MTS DEEMS IT NECESSARY TO MAKE THE  FOLLOWING STATEMENT:

1.               The information distributed on behalf of Bitel is part of an unprincipled propaganda campaign carried out with the aim of pressuring the courts to render a decision on the title of ownership of Bitel.

2.               The dissemination of this information by Bitel coincides with developments in court proceedings on the Island of Man that MTS views as favorable to the Company.

Also, on November 8, 2006, MTS sent official letters to the management of Vimpelcom and Telenor that stated its position on Bitel and warned of the possibility of criminal proceedings in the event that Vimpelcom acquired the Kyrgyz GSM operator Sky Mobile, which is owned by Altimo and received Bitel’s assets after they were transferred by Bitel’s unlawful management.

We appreciated the fact that Vimpelcom’s Board of Directors did not make the decision to acquire Sky Mobile.

3.               MTS in the past did not comment on the information issued by the current management of Bitel as it was unlawfully appointed and will refrain from doing so in the future.

4.               If the statements issued by the current management of Bitel are received and taken into consideration by any court, MTS will be more than happy to provide its fullest cooperation.

5.               As always MTS will inform the public of all the significant changes surrounding Bitel.

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For further information, please contact:
Mobile TeleSystems, Moscow
Investor Relations

Tel: +7 495 223 2025

E-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 68.53 million subscribers. The regions of Russia, as well as Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

	By:	Leonid Melamed
Name: Leonid Melamed
Title: CEO

Date: November 22, 2006